Exhibit 99.2

Vision
To be a global steel company and one of the most profitable in the sector.

Mission
Gerdau is a company focused on steelmaking, seeking to satisfy the needs of customers and add value for shareholders, committed to the fulfillment of people and to the sustainable development of society

Highlights 1st semester 2008
(International accounting standards, according to the declarations issued by the International Accounting Standards Board - IASB)

Conference Calls

August 6th, 2008

English
02:30 p.m. (Brasília Time)
Telephones:
- Brazil: 0800 773.4613 or 11 4688-6301
- US and Canada 888 700-0802
- other countries: +1 786 924-6977
Code: Gerdau

Simultaneous Translation to Portuguese
02:30 p.m. (Brasília time)
Tephones:
- Brazil: 0800 773.4613 or 11 4688-6301
Code: Gerdau (in Portuguese)

Internet
www.gerdau.com.br/ri

Investor Relations Contact
Phone: +55 51 3323.2703
E-mail: inform@gerdau.com.br
Website: www.gerdau.com.br/ri

Gross Revenue
•	Consolidated gross revenue in the 1st semester 2008 totaled R$ 22.3 billion, 35.2% higher than the same period in 2007. This value was comprised as follows:

(in R$ million)	1st Sem./08	variation	participation
Brazil	8,013	39.3%	35.9%
North America	7,738	40.1%	34.7%
Latin America	2,243	33.9%	10.0%
Specialty Steel	4,321	21.6%	19.4%
TOTAL	22,315	35.2%	100.0%

•
We must highlight that, as from this 2nd quarter, the Specialty Steel business operation, which formerly involved only the Brazil and Spain units, now consolidates also Macsteel, in the United States, which purchase was concluded on April 23rd.

Net Income
•	In the 1st semester 2008, consolidated net income totaled R$ 3.2 billion, 38.3% higher than the same period in 2007. Net margin was 16.0% in the period.

(R$ millions)	1st Sem/08	1st Sem/07	variação
Brazil (excluded FX variation1)	1,380	928	48.7%
North America	776	565	37.4%
Latin America	304	257	18.3%
Specialty Steel	376	292	28.8%
Subtotal	2,836	2,042	38.9%
FX variation[1]	378	282	34.0%
TOTAL	3,214	2,324	38.3%

1 - Foreign exchange effect on debt and financial investments in US dollars in the Brazilian companies, net of income tax.

EBITDA
•
EBITDA (earnings before interest, taxes, depreciation and amortization) has reached R$ 4.7 billion in the first six months of the year, a 51.7% growth above the value achieved in the same period in 2007. EBITDA reached 23.6% versus 21.0% in the 1st semester of last year.

Market value on June 30th, 2008
Gerdau S.A.
Bovespa: US$ 34.5 billion

Metalúrgica Gerdau S.A.
Bovespa: US$ 13.5 billion

Gerdau Ameristeel Corp.
Toronto: US$ 8.5 billion

Shares outstanding on June 30th,2008
Gerdau S.A.
Bovespa: GGBR3 e GGBR4;
NYSE: GGB; e Latibex: XGGB
ON: 496,586,494
PN:   934,793,732
1,431,380,226

Metalúrgica Gerdau S.A.
Bovespa: GOAU3 e GOAU4
ON: 137,618,994
PN:  275,062,544
412,681,538

Gerdau Ameristeel Corp.
Toronto: GNA.TO; e NYSE: GNA
ON: 432,744,747

Gross revenue reaches R$ 22.3 billion in the 1st semester 2008, 35.2% higher than the same period in 2007.

•	EBITDA achieved in the period has the following breakdown:

(in R$ million)	1st Sem./08	1st Sem./07	variation
Brazil	2,028	1,172	73.0%
North America	1,558	989	57.5%
Latin America	445	308	44.5%
Specialty Steel	700	650	7.7%
TOTAL	4,731	3,119	51.7%

Production
•	In the first six months of this year, crude steel production (slabs, blooms and billets) totaled 10.8 million tonnes, 25.6% higher than the same period in 2007.
•	Rolled products production reached 9.2 million tonnes, presenting a growth of 27.6% in the period.

Exports
•
In the 1st semester 2008, shipments to other countries from Brazil totaled 1.4 million tonnes, generating a revenue of US$ 994.5 million. The volume shipped was reduced by 2.8% in the period. In long steel, aiming to serve the higher local market demand, the reduction was 26.0%. As for Gerdau Açominas, there has been a 13.0% increase, resulting from the new blast furnace start-up.

Selected Information	1st Sem. 2008	1st Sem. 2007	Variation
Production (1,000 tonnes)
Crude Stell (slabs/blooms/billets)	10,771	8,573	25.6%
Rolled Products	9,188	7,200	27.6%

Sales (1,000 tonnes)	10,435	8,317	25.5%

Gross Revenue (R$ million)	22,315	16,506	35.2%
Net Revenue (R$ million)	20,044	14,876	34.7%
EBITDA (R$ million)	4,731	3,119	51.7%
Net income (R$ million)	3,214	2,324	38.3%

Shareholders’ equity (R$ million)	21,071	15,993	31.8%
Total Assets (R$ million)	47,554	32,190	47.7%

Gross Margin	25.5%	24.6%
EBITDA Margin	23.6%	21.0%
Net Margin	16.0%	15.6%

Net income/Shareholder’s equity[1]	24.7%	27.2%

Net debt/Net Capitalization	34.2%	20.2%
Net debt/EBITDA[2]	1.4x	0.7x

1) Net income in the last 12 months over shareholder’s equity.
2) EBITDA of the last 12 months.

Dividends
•	2nd quarter 2008.
•	Payment on August 27th, 2008.
•	Base Data: Record at the close of business on August 15th (ex-dividends on August 18th).
•	Metalúrgica Gerdau S.A. will pay R$ 243.9 million (R$ 0.60 per share)
•	Gerdau S.A. will pay R$ 511.3 million (R$ 0.36 per share).
•	Accumulated in the year

Net income reaches 3.2 billion in the semester with net margin of 16.0%.

2nd quarter dividends will be paid on August 27th. Metalúrgica Gerdau S.A. shareholders will receive R$ 0.60 per share and Gerdau S.A. shareholders R$ 0.36 per share.

EBITDA reaches R$ 4.7 billion in the 1st semester, 51.7% higher than the value achieved in the same period in 2007. Margin is 23.6% versus 21.0% in 2007.

Crude steel production grows 25.6% in 1st semester when compared to the same period in 2007, totaling 10.8 million tonnes.

Exports from Brazil generate revenues of US$ 994.5 million in the semester, totaling 1.4 million tonnes

-	Metalúrgica Gerdau S.A.: R$ 373.9 million; return to shareholders (dividends per share/preferred share price on June 30th) was 2.7%.
- Gerdau S.A.: R$ 802.5 millin; return to shareholders (dividends per share/preferred share price on June 30th) was 2.2%.

Capital Increases
•	Offering of 19.2 million shares issued by Metalúrgica Gerdau S.A and 48.1 million stocks issued by Gerdau S.A was concluded in April.

•	Price defined in bookbuilding:R$ 78.35 per shares for Metalúrgica Gerdau S.A. and R$ 60.30 per share for Gerdau S.A.,

•	The funds resulting from the capital increase of Metalúrgica Gerdau S.A., amounting to R$ 1.5 billion, were aimed at exercising its priority in the capital increase of Gerdau S.A.

•	The capital increase of R$ 2.9 billion at Gerdau S.A. had the purpose of improving the capital structure in the Company, as well as the payment of acquisitions.

Stock Split
•	During Shareholders’ Meetings held on May 30th, was approved a Stock Split of 100% for Metalúrgica Gerdau S.A. and for Gerdau S.A., using Capital and Profit Reserves.
•
The amount of reserves capitalized totaled R$ 1.7 billion for Metalúrgica Gerdau S.A. and R$ 3.5 billion for Gerdau S.A. As a result of the Stock Split, the Capital Stock of these companies became R$ 6.9 billion and R$ 14.2 billion, respectively.

Acquisition in Brazil
•	Aços Villares S.A.
- Acquisition of complementary interests of 28.9% from BNDESPAR.
- Closed on June 16th, 2008.
- Investment of US$ 800 million (R$ 1.3 billion).
- With the acquisition, Gerdau, holds now 87.3% of the Aços Villares capital stock along with Corporación Sidenor (Spain).
- Aços Villares is a specialty steel (Special Bar Quality - SBQ) and mill rolls producer. It operates three mini mills located in Pindamonhangaba, Mogi das Cruzes and Sorocaba, all within São Paulo State.

Acquisitions in North America
•	MacSteel steel operation (United States)
- Closed on April 23rd, 2008 (announced on November 19th, 2007).
- MacSteel is the second largest producer of Specialty Steel (Special Bar Quality - SBQ) in the United States. MacSteel operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has an installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled products per year.

Metalúrgica Gerdau S.A. and Gerdau S.A. conclude capital increase of approximately R$ 1.5 billion and R$ 2.9 billion, respectively. Metalúrgica Gerdau issued 19.2 million stocks at R$ 78.35 per stock and Gerdau S.A. issued 48.1 million stocks at R$ 60.30 per stock.

Shareholders approve 100% stock split aiming to increase stocks liquidity and facilitate investors’ access by reducing the standard lot price.

Acquisitions announced and closed this year represent investments of US$ 3.3 billion and business expansion in Brazil and abroad.

- Investment of US$ 1.5 billion plus the assumption of debt and certain liabilities of approximately US$ 215 million.

•	Century Steel, Inc (United States)
- Acquired via joint venture Pacific Coast Steel (PCS).
- Closed on April 1st, 2008 (announced on February 12th, 2008).
- Century Steel, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico, with fabrication facilities that have an annual capacity in excess of 250,000 tonnes per year.
- Investment of US$ 148.5 million.
- Concurrently with the acquisition of Century, Gerdau Ameristeel has also increased its equity participation to 84% in PCS with an investment of US$ 82.0 million.

•	Hearon Steel (United States)
- Closed on July 14th, 2008.
- Hearon operates in the reinforcing and structural steel business in Muskogee, Tulsa and Oklahoma City, Oklahoma.
- Investment of nearly US$ 15.0 million.

Acquisition in Latin America
•	Diaco S.A. (Colombia)
-  Acquisition of an additional participation of 40.2%.
-  Closed on January 14th, 2008.
-  With this acquisition, Gerdau holds now 98.7% of the capital stock in this company.
-  Investment was US$ 107.2 million.
-  Diaco is the largest producer of long steel in Colombia.

•	Trefilados Bonati S.A. (Chile)
- Closed on January 2008.
- Trefilados Bonati is a wire and nail manufacturer.
- Investment of US$ 7.5 million.

•	Cleary Holdings Corp. (Colombia)
-  Acquisition of 50.9% interests.
-  Announced on February 21st, 2008 and closed on June 4th, 2008.
-  Cleary Holdings Corp. controls coke production units and coking coal reserves in Colombia. The company current annual capacity is 1.0 million tonnes of coke, and its coking coal reserves are estimated to be 20 million tonnes. The entire production is exported mainly to the United States, Peru, Canada and Brazil.
-  Investment of US$ 59 million.

•	Corsa Controladora, S.A. de C.V. (Mexico)
-  Closed on February 27th, 2008 (announced on October 19th, 2007).
-  Acquisition of a 49% interest in the capital stock. The company holds 100% of the capital stock of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel products.
-  Investment of US$ 110.7 million.

Additional Information

This document and the complementary information related to the 2nd quarter 2008 are available at www.gerdau.com.br/ri.

-  Aceros Corsa, located in the city of Tlalnepantla, in the metropolitan region of Mexico City, is a long steel mini-mill producer (light commercial profiles) with an installed capacity of 150 thousand tonnes of crude steel and 300 thousand tonnes of rolled products annually.
-  The Gerdau Group and Corsa Controladora’s shareholders have also formalized a joint venture to implement a project for the production of structural profiles in Mexico. The project, which estimates US$ 400 million in investment, contemplates an annual installed capacity of 1.0 million tonnes of crude steel and 700 thousand tonnes of rolled products. The mill will begin its operations in 2010.

•	Corporación Centroamericana del Acero S.A. (Guatemala)
- Strategic alliance with the controllers of the Corporación Centroamericana del Acero S.A. holding company, which holds steelmaking assets in Guatemala and Honduras and distribution in El Salvador, Nicaragua and Belize. As a result of this alliance, the Gerdau Group takes over a 30% share of the company’s social capital.
-  Announced on April 21st, 2008.
-  Investment of approximately US$ 180 million.
- The steelmaking assets include a melt shop with an installed capacity of 500,000 tonnes of crude steel and rolling mills with an annual capacity of 690,000 tonnes for producing rebar profiles, seamed tubes and flat bars, as well as drawn products and downstream operations to produce wire mesh, galvanized, annealed, and barbed wires, nails and metal roofs.

•	Barracas Janssen Ltda. (Chile)
- Closed on May 2008.
- Barracas Janssen operates in construction supplies distribution and trade.
- Investment of US$ 5.6 million.

Acquisitions in Europe
•	Rectificadora del Vallés (Spain)
- Acquired via Sidenor.
- Closed on May 30th, 2008.
- del Vallés is a mechanical, automotive and construction bars producing unit.
- Investment of US$ 49.8 million, plus US$ 51.3 million in debt.

•	Vicente Gabilondo e Hijos S.A. (Spain)
- Acquired via Sidenor.
- Closed on June 3rd, 2008.
- Gabilondo is a mechanical, automotive and construction bar producing unit.
- Investment of US$ 21.8 million.

Second quarter 2008 Performance

International accounting standards, according to the declarations issued by the International Accounting Standards Board - IASB)

Production and Shipments

•
In the 2nd quarter 2008, crude steel production at Gerdau companies reached 5.6 million tonnes, 26.2% higher than the volume produced in the 2nd quarter in 2007. In the compared period Chaparral and Macsteel productions in the United States were consolidated.

•
Particularly in Brazil the growth of 15.8% in crude steel production is partially due to the new blast furnace at Gerdau Açominas. North America operations presented 39.1% increase mainly due to the incorporation of the Chaparral production volume. The same is valid for the Specialty Steel operation, where Macsteel consolidation, as of April 23rd also allowed an increase from 599 thousand tonnes in the produced volume in the 2nd quarter 2007 to 831 thousand tonnes in the 2nd quarter 2008 (+38.6%). In Latin America, good market conditions have allowed to increase steel production by 4.7% in the period.

Production (1,000 tonnes)	2Q08	2Q07	Variation 2Q08/2Q07	1Q08	Variation 2Q08/1Q08
Crude Steel (slabs, blooms and billets)
Brazil [1]	2,024	1,748	15.8%	1,893	6.9%
North America [2]	2,272	1,633	39.1%	2,202	3.2%
Latin America [3]	517	494	4.7%	453	14.1%
Specialty steel [4]	831	599	38.7%	579	43.5%
Total	5,644	4,474	26.2%	5,127	10.1%

Rolled Products
Brazil [1]	1,241	1,036	19.8%	1,185	4.7%
North America [2]	2,183	1,587	37.6%	2,089	4.5%
Latin America [3]	560	514	8.9%	548	2.2%
Specialty Steel [4]	805	595	35.3%	577	39.5%
Total	4,789	3,732	28.3%	4,399	8.9%

1 - Does not include specialty steel operations
2 - Does not include Mexico and specialty steel operations (MacSteel)
3 - Does not include operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the USA
Note: the information above does not include data from shared controlled companies and joint ventures.

•
In rolled products, the production reached 4.8 million tonnes in the 2nd quarter of the year, exhibiting a growth of 28.3% when compared to the volume of the same period in 2007. Similarly to crude steel, also in rolled products, the new capacities added in the period had major role on the observed increase.

•
Consolidated sales of the 2nd quarter 2008 totaled 5.5 million tonnes, 32.1% higher than the volume sold in the 2nd quarter 2007. The consolidation of new companies as of the second half of last year has also had an important participation in the growth occurred in the period.

Consolidated Shipments [1] (1,000 tonnes)	2Q08	2Q07	Variation 2Q08/2Q07	1Q08	Variation 2Q08/1Q08
Brazil [2]	1,818	1,478	23.0%	1,621	12.2%
Domestic market	1,284	954	34.6%	1,175	9.3%
Exports	534	524	1.9%	446	19.7%

North America [3]	2,268	1,577	43.8%	2,158	5.1%

Latin America [4]	624	573	8.9%	621	0.5%

Specialty Steel [5]	785	532	47.6%	540	45.4%

Consoildated Total	5,495	4,160	32.1%	4,940	11.2%

1 - Excluding shipments to controlled companies.
2 - Does not include special steel operations
3 - Does not include Mexico and specialty steel operations (MacSteel)
4 - Does not include operations in Brazil
5 - Includes specialty steel operations in Brazil, Europe and the US
Note: the information above does not include data from shared controlled companies and joint ventures.

•
The continuity in the strong demand in the several consuming segments for long steels, such as civil construction, automotive and agricultural machinery, enabled a growth of 34.6% in the Gerdau sales for the domestic market in this 2nd quarter when compared to the same period in 2007.

•	Exports from Brazil, including shipments to subsidiaries, totaled 759.9 thousand tonnes, thus generating revenues of US$ 616.6 million.
-
•	In the United States and Canada, the consolidation of new units contributed to the growth of sales by 43.8% in the 2nd quarter 2008 when compared to the same period in the previous year.

•	In Latin America, sales increased 8.9% in the 2nd quarter 2008, compared to the same period in 2007, reflecting good market conditions in the region.

•	In Specialty steel, Macsteel consolidation as from April 23rd allowed an increase of 47.6% in the shipments of those products during 2nd quarter of this year when compared to the 2nd quarter of 2007.

1 Excluding shipments to subsidiaries

Results

•
Consolidated net revenue reached R$ 11.1 billion in the 2nd quarter 2008, exhibiting a growth of 47.2% when compared to the 2nd quarter 2007. Demand for steel products in all the regions where Gerdau has operations and the consolidation of the companies acquired were responsible for the result achieved in the period.

•
Operations in Brazil (domestic market plus exports) have contributed with 32.2% of the consolidated net revenue of the quarter. Meanwhile, North America units answered for 37.6% and Latin America companies for 10.0%. Specialty Steel business operation answered for the remaining 20.2% of the net revenue from the period.

Net Revenue (R$ million)	2Q8	2Q07	Variation 2Q08/2Q07	1Q08	Variation 2Q08/1Q08
Brazil [1]	3,576	2,425	47.5%	2,906	23.0%
North America [2]	4,170	2,628	58.7%	3,509	18.8%
Latin America [3]	1,113	845	31.7%	950	17.2%
Specialty Steel [4]	2,241	1,643	36.4%	1,579	41.9%
Total	11,100	7,541	47.2%	8,944	24.1%

1 - Does not include specialty steel operations
2 - Does not include Mexico and specialty steel operations (MacSteel)
3 - Does not include operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US
Note: the information above does not include data from shared controlled companies and joint ventures.

•
Sales cost, as a percentage of net revenue, was reduced from 74.9%, in the 2nd quarter 2007, to 73.2%, in the 2nd quarter 2008, improving the gross margin from 25.1% to 26.8% in the period. Such figures are a result of the international steel products price increase which has slightly surpassed the costs of the main raw materials, mainly due to preset defined prices in supply agreements.

•
Sales, general and administrative expenses exhibited a reduction compared to the net revenue. In the 2nd quarter 2008, they represented 6.7% and in the same period, in 2007, they corresponded to 8.5%. This decrease is mainly attributed to the dilution of the fixed costs embedded into such accounts as a result of the relevant increase of the sales volume in the period.

EBITDA (R$ million)	2Q08	2Q07	Variation 2Q08/2Q07	1Q08	Variation 2Q08/1Q08
Brazil [1]	1,208	612	97.4%	821	47.3%
North America [2]	875	469	86.6%	683	28.1%
Latin America [3]	289	185	56.2%	156	85.3%
Specialty Steel [4]	375	331	13.3%	325	15.4%
Total	2,747	1,597	72.0%	1,985	38.4%

1 - Does not include specialty steel operations
2 - Does not include Mexico and specialty steel operations (MacSteel)
3 - Does not include operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US

EBITDA Composition (R$ million)	2Q08	2Q07	Variation 2T08/2T07	1Q08	Variation 2Q08/1Q08
Net income	2,124	1,146	85.3%	1,090	94.9%
Provision for Income Tax and social Contribution	649	296	119.3%	308	110.7%
Net financial Result	(435)	(149)	191,9%	164	-
Depreciation and amortization	409	304	34.5%	423	(3.3)%
EBITDA	2,747	1,597	72.0%	1,985	38.4%

•
EBITDA (earnings before interest, taxes, depreciation and amortization), which represents generation of operating cash flow, reached R$ 2.7 billion in the 2nd quarter 2008, 72.0% above the value achieved in the same period in 2007. Lower operational expenses increase in the period and better performance of the companies assessed by the equity equivalence had great influence on the EBITDA, which presented an increase much higher than the net revenue of the period.

•	EBITDA margin, in consolidated terms, reached 24.7% versus 21.2% in the 2nd quarter 2007.

•	The result from the equity equivalence on the investments at non-consolidated companies reached R$ 81.9 million in the quarter versus R$ 33.0 million in the 2nd quarter 2007.

•
In the 2nd quarter this year, due to Real appreciation compared to the American Dollar, there has been a positive financial result of R$ 434.8 million. The same happened in the 2nd quarter 2007, when it was R$ 148.9 million. The exchange impact over assets and liabilities was R$ 558.3 million in the 2nd quarter of this year versus R$ 249.9 million in the same period of 2007.

•
As a consequence of the better operational performance and financial results, consolidated net income reached 2.1 billion in the 2nd quarter 2008, 85.4% higher when compared to the same period in 2007. Net margin grew from 15.2% to 19.1%.

Net income (R$ million)	2Q08	2Q07	Variation 2Q08/2Q07	1Q08	Variation 2Q08/1Q08
Brazil (excluded FX variation1)	886	451	96.5%	494	79.4%
North America [2]	467	258	81.0%	310	50.6%
Latin America [3]	209	134	56.0%	95	120.0%
Specialty Steel [4]	213	139	53.2%	162	31.5%
Subtotal	1,775	982	80.8%	1,061	67.3%
FX variation [5]	349	164	112.8%	29	1,103.4%
Total	2,124	1,146	85.3%	1,090	94.8%

1 - Does not include specialty steel operations
2 - Does not include Mexico and specialty steel operations (MacSteel)
3 - Does not include operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US
5 - FX effect on debt and financial investments in US dollars in the Brazilian companies, net of income tax.

Investments

•	Investments in fixed assets totaled US$ 380 million in the 2nd quarter 2008, accumulating R$ 659 million in the period from January to June, this year.

•	This year Gerdau invested in acquisitions, both announced and closed, US$ 3.3 billion. MacSteel’s, acquisition was US$ 1.7 billion, including incurred debt.

Investments (US$ million)	1Q08	2Q08	Total 1st Sem. 2008
Brazil [1]	157	232	389
Fixed Assets	157	232	389

North America [2]	28	279	307
Fixed Assets	28	33	61
Acquisitions (including debts assumed)	-	246	246

Latin America [3]	287	298	585
Fixed Assets	62	53	115
Acquisitions (including debts assumed)	225	245	470

Specialty Steel [4]	32	2,658	2,690
Fixed Assets	32	62	94
Acquisitions (including debts assumed)	-	2,596	2,596

Consolidated Total	504	3,467	3,971
Fixed Assets	279	380	659
Acquisitions (including debts assumed)	225	3,087	3,312

1 - Does not include specialty steel operations
2 - Does not include Mexico and specialty steel operations (MacSteel)
3 - Does not include operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US
Note: Acquisitions include those announced and concluded this year

Financial Liabilities

•	Net debt (loans and financing, plus debentures, minus cash and cash equivalents) on June 30th this year, totaled R$ 10.9 billion, representing 1.4 times the EBITDA generated in the last twelve months.

•	Considering only the gross debt (loans and financing, plus debentures), 19.1% were short term (R$ 3.1 billion) and 80.9% long term (R$ 13.3 billion).

•
On June 30th, gross debt was comprised of 18.8% in Brazilian reais, 16.2% in foreign currency contracted by the companies in Brazil, and 65.0% in different currencies contracted by the subsidiaries abroad.

•	In June, cash and cash equivalents, plus financial investments, amounted to R$5.6 billion, with 45.3% in foreign currency, primarily American dollars.

Indebtedness (R$ million)	06.30.2008	12.31.2007
Short Term
Local Currency (Brazil)	796	1,163
Foreign Currency (Brazil)	570	496
Companies abroad	1,777	880
Total	3,143	2,539

Long Term
Local Currency (Brazil)	2,306	2,555
Foreign Currency (Brazil)	2,095	2,570
Companies abroad	8,939	8,239
Total	13,340	13,364

Gross Debt	16,483	15,903
Cash and cash equivalents	5,557	5,139

Net Debt	10,926	10,764

•	The long term debt amortization schedule, including debentures, on June 30th, was:

Year	R$ million
2009 (July to December)	512
2010	1,689
2011	1,761
2012 and later	9,378
Total	13,340

•	The main ratios of Gerdau companies at the end of June are shown below:

Ratios	06.30.2008	12.31.2007
Net debt /Total net capitalization	34.2%	39.3%
Gross debt / EBITDA[1]	2.1x	2.5x
Net debt / EBITDA[1]	1.4x	1.7x
1 -Last 12 months

Results from the non-consolidated companies

•
In the 2nd quarter 2008, the companies listed below, in which Gerdau has shared control or joint ventures, or are associated companies, were not consolidated and their results were evaluated by equity equivalence:

Gallatin Steel Company, USA;
Bradley Steel Processors and MRM Guide Rail, Canada;
Armacero Industrial y Comercial S.A., Chile;
Multisteel Business Holdings Corp. and subsidiaries, in the Dominican Republic;
Corsa Controladora, S.A. de C.V. and subsidiaries, Mexico;
SJK Steel Plant Limited, in India;
Corporación Centroamerica del Acero S.A., in Guatemala;
Dona Francisca Energética S.A., Brazil.

•
Considering the respective shareholding interests, these companies traded 302.1 thousand tonnes of steel products in the quarter, which resulted in a net revenue of R$ 561.4 million. The equity equivalence of these interests was R$ 81.9 million in the 2nd quarter 2008.

APIMEC Meeting

•
In the period from May 26th to 28th, Gerdau held a Meeting with the Investment Analysts and Professionals of the Capital Market (APIMEC), in the state of Minas Gerais. The event was attended by 140 investment experts, associated to six regional offices of APIMEC, who had the opportunity of visiting the industrial facilities at Gerdau Açominas, in Ouro Branco and the two Iron Ore Reserves in that region. The agenda started on May 26th with a welcome dinner and was closed on May 28th, with a presentation on the performance of Gerdau companies in the 1st quarter this year.

Considering the change of the accounting standards, the Consolidated Financial Statements in IFRS are filed at CVM and Bovespa via IPE System, in the “Economical-Financial Data” category, and thus, there is no information consolidated by the Brazilian accounting standards in the Groups 6 to 8 of the Quarterly Information - ITR.

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	06/30/2008*	12/31/2007
CURRENT ASSETS
Cash and cash equivalents	2.042.962	2.026.096
Temporary cash investments
Trading securities	3.426.244	2.836.903
Available-for-sale securities	88.221	276.374
Trade accounts receivable	4.525.362	3.172.316
Inventories	7.489.684	6.056.661
Tax credits	400.783	598.317
Prepaid expenses	97.238	108.690
Unrealized gains on derivatives	266	14
Other receivables	212.239	237.602
	18.282.999	15.312.973
NON CURRENT ASSETS
Temporary cash investments	86.313	-
Tax credits	581.299	594.894
Deferred income taxes	900.601	933.851
Unrealized gains on derivatives	65.359	1.553
Prepaid expenses	100.062	110.207
Escrow deposits	225.477	223.735
Other receivables	522.893	290.783
Prepaid pension cost	463.272	417.723
Investments accounted for under the equity method	1.260.782	628.242
Other investments	18.623	18.623
Goodwill	7.450.423	6.043.396
Intangible assets	1.263.337	1.073.715
Property, plant and equipment, net	16.332.441	15.827.944
	29.270.882	26.164.666

TOTAL ASSETS	47.553.881	41.477.639

*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	06/30/2008*	12/31/2007
CURRENT LIABILITIES
Trade accounts payable	3.449.245	2.586.634
Loans and financing	3.011.824	2.500.985
Debentures	131.185	38.125
Taxes payable	777.789	462.311
Payroll	526.459	518.098
Dividends payable	11.205	392
Unrealized losses on derivatives	1.648	1.964
Other payables	499.329	478.639
	8.408.684	6.587.148
NON CURRENT LIABILITIES
Loans and financing	12.585.912	12.461.128
Debentures	753.988	903.151
Deferred income and social contribution taxes	2.612.559	2.315.771
Unrealized losses on derivatives	10.752	16.106
Reserve for contingencies	435.630	489.103
Employees benefits	661.822	794.125
Minority interest put options	555.264	889.440
Other payables	458.390	379.589
	18.074.317	18.248.413
SHAREHOLDERS' EQUITY
Capital	14.184.805	7.810.453
Treasury stocks	(123.453)	(106.667)
Valuation adjustments	8.129	13.723
Legal reserve	-	278.713
Retained earnings	4.736.944	5.765.616
Cumulative translation adjustment	(1.952.461)	(1.049.333)
PARENT COMPANY'S INTEREST	16.853.964	12.712.505

MINORITY INTEREST	4.216.916	3.929.573

SHAREHOLDERS' EQUITY	21.070.880	16.642.078

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	47.553.881	41.477.639

*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)

	Three-months period ended		Six-months period ended
	06/30/2008*	06/30/2007*	06/30/2008*	06/30/2007*
NET SALES	11.099.928	7.540.920	20.044.438	14.876.061
Cost of sales	(8.119.679)	(5.647.105)	(14.931.856)	(11.213.506)
GROSS PROFIT	2.980.249	1.893.815	5.112.582	3.662.555
Selling expenses	(182.676)	(159.677)	(334.159)	(302.495)
General and administrative expenses	(558.483)	(480.498)	(1.064.349)	(915.375)
Other operating income	57.425	17.820	83.668	27.913
Other operating expenses	(40.614)	(11.930)	(40.614)	(11.930)
INCOME FROM OPERATIONS	2.255.901	1.259.530	3.757.128	2.460.668
Equity in subsidiaries	81.874	32.961	142.707	68.017
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2.337.775	1.292.491	3.899.835	2.528.685
Finacial revenues	226.425	184.804	346.144	429.178
Financial expenses	(361.428)	(252.963)	(714.972)	(489.236)
Exchange variations, net	558.346	249.002	601.968	426.843
Gain and losses on derivatives, net	11.449	(31.974)	37.355	27.953
INCOME BEFORE TAXES	2.772.567	1.441.360	4.170.330	2.923.423
Provision for income and social contribution taxes
Current	(559.886)	(279.029)	(893.758)	(573.158)
Deferred	(88.847)	(16.472)	(62.621)	(26.341)
	(648.733)	(295.501)	(956.379)	(599.499)
NET INCOME	2.123.834	1.145.859	3.213.951	2.323.924
ATTRIBUTED TO:
Parent company's interest	1.863.596	944.242	2.737.978	1.941.155
Minority interests	260.238	201.617	475.973	382.769
	2.123.834	1.145.859	3.213.951	2.323.924
Basic earnings per share - preferred and common	1,75	1,43	2,72	2,93
Diluted earnings per share - preferred and common	1,74	1,41	2,70	2,90

*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)

	Six-months period ended
	06/30/2008	06/30/2007
Cash flows from operating activities
Net income (including minority interest)	3.213.951	2.323.924
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	831.439	590.650
Equity in subsidiaries	(142.707)	(68.017)
Exchange variation	(601.968)	(434.527)
Gains on derivatives, net	(37.354)	(50.842)
Post-employment benefits and stock-based compensation	19.402	59.388
Stock based remuneration	(39.680)	4.648
Deferred income and social contribution taxes	62.621	26.341
Loss on disposal of property, plant and equipment and investments	24.941	18.648
Provision for losses on avaible-for-sale securities	63.152	-
Allowance for doubtful accounts	11.743	7.647
Reserve for contingencies	(40.317)	109.695
Distributions from joint ventures	63.729	65.339
Interest income	(241.036)	(361.273)
Interest expense	489.617	347.282
	3.677.533	2.638.903
Changes in assets and liabilities:
Increase in trade accounts receivable	(1.215.743)	(795.625)
Increase (decrease) in inventories	(1.326.624)	(170.584)
Increase (decrease) in trade accounts payable	(167.265)	350.343
Decrease of other receivables	706.911	80.439
Increase (decrease) of other payables	(130.663)	574.904
Trading securities	(2.887.823)	(83.706)
Redemption of trading securities	2.543.548	1.519.425

Cash provided by operating activities	1.199.874	4.114.099
Interest paid on loans and financing	(454.115)	(327.472)
Income and social contribution taxes paid	(484.615)	(423.689)
Net cash provided by operating activities	261.144	3.362.938

Cash flows from investing activities
Additions to property, plant and equipment	(967.367)	(1.372.388)
Payments for business acquisitions	(2.772.715)	(789.883)
Interest received on cash investments	(72.297)	(155.966)
Net cash used in investing activities	(3.812.379)	(2.318.237)

Cash flows from financing activities
Capital increase/Treasury stock	2.901.966	-
Dividends and interest on capital paid	(661.955)	(836.809)
Borrowings	3.509.942	1.592.076
Repayment of loans and financing	(2.321.239)	(1.626.289)
Intercompany loans, net	282.315	(141.046)
Redemption of consolidated investment fund	-	(78.582)
Net cash provided by (used in) financing activities	3.711.029	(1.090.650)

Exchange variation on cash and cash equivalents	(142.928)	(49.507)

Increase in cash and cash equivalents	16.866	(95.456)
Cash and cash equivalents at beginning of period	2.026.096	1.070.524
Cash and cash equivalents at end of period	2.042.962	975.068

*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

•
The Company information (non-consolidated) listed below is compliant with the corporate legislation and the Brazilian accounting standards. The Financial Statements of these companies will continue being used as the basis for paying dividends or interests on capital.

Metalúrgica Gerdau S.A.

•	Dividends in the 2nd quarter 2008.
-Payment on August 27th, 2008, based on the positions on August 15th, (ex-dividends on August 18th).
-Shareholders will receive R$ 243.9 million (R$ 0.60 per share).
-Year accumulated: R$ 373.9 million; return to shareholders (dividends per share/preferred share price on June 30th) considering dividends and interests on capital paid in the last four quarters, was 2.7%.

•
Shareholders Meeting, held on May 30th, approved a stock split of 100% using Capital and Profits Reserve. The amount of the capitalized reserves totaled R$ 1.7 billion, and with such the corporate capital became R$ 6.9 billion.

•	Share liquidity
-	In the 1st semester 2008, Metalúrgica Gerdau S.A. (GOAU) stock trade transactions totaled R$ 5.8 billion in the São Paulo Stock Exchange, 105.9% higher than in the same period in 2007.
-	The average daily trade value for preferred stocks was R$ 45.5 million this year.
-	In the semester 144,053 transactions were carried out with the Company stocks 61.2% higher than in the period from January to June, 2007.
-	The number of traded stocks reached 76.8 million until June this year versus 56.3 million in the same period in 2007 (+36.5%).

•	In the first semester of 2008, the preferred stocks of the company had an appreciation of 48.4% versus 1.8% of IBOVESPA.

•
In the second quarter of 2008, net income of Metalúrgica Gerdau S.A. reached R$ 657.1 million, equivalent to R$ 1.62 per share. This profit was basically originated from the equity equivalence on the investments in controlled/associated companies and was 66.1% higher than the 2nd quarter 2007. In the year accumulated (1st semester 2008), net income reached R$ 972.3 million, 22.3% higher than the same period in 2007.

•	On June 30th, 2008, the net equity of the Company was R$ 7.3 billion, representing a book value of R$ 17.98 per share.

Gerdau S.A.

•	Dividends in the 2nd quarter 2008.

-Payment on August 27th, 2008, based on the shares positions on August 15th (ex-dividends on August 18th).
-Shareholders will receive R$ 511.3 million (R$ 0.36 per share).
-Year Accumulated: R$ 802.5 million; return to shareholders (dividends per share/preferred share price on June 30th), considering dividends and interests on capital paid in the last four quarters, was 2.2%.

•
Shareholders Meeting, held on May 30th, approved a stock split of 100% using Capital and Profit Reserves. The amount of the capitalized reserves totaled R$ 3.5 billion, and with such the corporate capital became R$ 14.2 billion.

• Share Liquidity
-	São Paulo Stock Exchange
In the first semester of 2008, Gerdau S.A. (GGBR) stock trade transactions totaled R$ 16.9 billion, 116.5% higher than the value in the same period in 2007.
The average daily trade value for preferred stocks was R$ 125.7 million.
546.348 stock trade transactions were made until June this year, 104.1% higher than in the first six months of the previous year.
The number of stocks traded totaled 306.2 million in the semester, 51.3% higher than that in the same period in 2007.
Until June, preferred stocks had an appreciation of 49.4% versus 1.8% of IBOVESPA.

-	New York Stock Exchange (NYSE)
Gerdau S.A. (GGB) ADRs trade transactions totaled US$ 14.3 billion in the first semester of 2008, 215.6% higher than that in the same period in 2007.
The average daily trade value for ADRs was US$ 113.4 million in the period from January to June, 2008.
412.7 million securities were traded until June this year, 77.5% higher than the same period in 2007.
Until June, ADRs had an appreciation of 65.5% versus a devaluation of 14.4% of Dow Jones.

-	Madrid Stock Exchange (Latibex)
From January to June 2008, 1.4 million Gerdau S.A. (XGGB) preferred stocks were traded, raising funds of € 28.2 million in the period.

•	From July 2007 to June 2008, the quotation evolution of preferred stocks at Bovespa and NYSE was the following:

•
In the 2nd quarter 2008, net income of Gerdau S.A. reached R$ 1.5 billion, equivalent to R$1.07 per share. This profit was basically originated from the equity equivalence on the investments in controlled/associated companies, and was 74.7% higher than that in the 2nd quarter 2007. In the year accumulated (1st semester, 2008), net income reached R$ 2.3 billion, 29.5% higher than the same period in 2007.

•	On June 30th, 2008, the net equity of the Company was R$ 15.3 billion, representing a book value of R$ 10.77 per share.

Gerdau Ameristeel Corporation

•
On September 4th, the shareholders of the Company will receive dividends related to the 2nd quarter 2008 at the value of US$ 0.02 per share, based on the positions held by the shareholders on August 20th.

•	Share Liquidity
-	Toronto Stock Exchange
Gerdau Ameristeel (GNA) stock trade transactions totaled Cnd$ 1.5 billion in the first six months of 2008. 95.8 million securities were traded in the period.
The average daily trade value was Cnd$ 12.0 million.

-	New York Stock Exchange (NYSE)
Gerdau Ameristeel (GNA) stock trade transactions totaled US$ 2.4 billion in the 1st semester of 2008, 178.2% above the same period in 2007.
The average daily trade value was US$ 19.4 million until June this year.
154.5 million securities were traded in the period.

•	From July 2007 to June 2008, the quotation evolution of stocks at Toronto Stock Exchange and New York Stock Exchange (NYSE) was the following:

•	Results
-
Net revenue reached R$ 4.2 billion in the 2nd quarter 2008 versus R$ 2.6 billion in the 2nd quarter 2007, with growth of 58,7%, which is mainly due to the consolidation of the companies acquired in the past twelve months.

-
EBITDA reached R$ 875 million in the 2nd quarter, 86.6% higher than the same period in 2007. The EBITDA margin reached 21.0%. In the year accumulated (1st semester, 2008), EBITDA reached 1.6 billion, 57.5 % higher than that in the same period in 2007.

-
Net income was R$ 466.7 million in the 2nd quarter, 81.1% higher than that in the 2nd quarter of 2007. From January to June, net income was R$ 776.4 million versus R$ 564.6 million in the same period of 2007.

ADMINISTRATION

This document may include statements that comprise future expectations. These expectations depend on estimates, information or methods that may be incorrect or inaccurate and might not be achieved. These estimates are also subject to risks, uncertainties and assumptions, which include, among others: general economic, political and commercial conditions in Brazil and the markets where we operate, and existing and future governmental regulations. The potential investors are alerted herein that none of these expectations means a guarantee of future performance, because they involve risks and uncertainties. The company will not assume, and specifically denies, any obligation to update any expectations, since they make sense only on the date when they were prepared.